Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

March 7, 2014

Correspondence

Via EDGAR

Russell Mancuso

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TransEnterix, Inc.
Registration Statement on Form S-3 filed January 8, 2014, File No. 333-193235
Form 8-K filed September 6, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed November 14, 2013
File No. 000-19437

Dear Mr. Mancuso:

We are providing this response letter on behalf of TransEnterix, Inc. (the “Registrant” or the “Company”) with respect to the Staff’s comment letter dated February 4, 2014, regarding the Registrant’s Registration Statement on Form S-3, File No. 333-193235, filed January 8, 2014 (the “Registration Statement”), Current Report on Form 8-K filed September 6, 2013 (the “Form 8-K”), and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 (the “Form 10-Q” and collectively with the Registration Statement and the Form 8-K, the “Filings”). For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

In this response letter, when we refer to the constituent companies to the merger effected on September 3, 2013 and described in the Form 8-K, we refer to SafeStitch Medical, Inc. as “SafeStitch” and TransEnterix Surgical, Inc. (the constituent party to the merger named TransEnterix prior to December 2013) as “TransEnterix Surgical.”

Fee Table

1.	It appears from your disclosure in the fourth bullet point on page 35 that you may offer guarantees. Please revise to include these securities in the fee table, include appropriate co-registrants, and file an opinion of counsel to address those guarantees as required by Regulation S-K Item 601(b)(5).

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RESPONSE: In the Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement Amendment”) filed with the Commission on the date of this correspondence, the Company has removed the references to guarantees under “Description of Debt Securities – Information to be provided in a Prospectus Supplement.”

Prospectus

2.	Please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry. For example, your current disclosure about a 510(k), CE Mark, IDE, and PMA appears to assume that readers already know the meaning of those terms and their significance.

RESPONSE: The Company has revised the disclosure in the risk factor “The regulatory approval and clearance processes are expensive, time-consuming and uncertain and may prevent us from obtaining approvals or clearances, as the case may be, for the commercialization of some or all of our products” to provide descriptive summary information about the regulatory requirements and process for its products.

Table of Contents, page 2

3.	Please provide us your analysis of how the last sentence on page 2 and the related statement on page 4 are consistent with Section 12(a)(2) of the Securities Act.

RESPONSE: The referenced sentences are not intended to attempt to limit any liability under Section 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Consistent with Section 12(a)(2), if prior to completion of an offering under the Registration Statement any statement in the Registration Statement becomes untrue in a manner that implicates the materiality standard of Section 12(a)(2), the Company intends to inform prospective investors of such fact through a supplement to the Registration Statement or by other means permitted by the Securities Act. However, given the comment of the Staff, we have removed the referenced statements from the Registration Statement.

Risk Factors, page 5

4.	Please add a risk factor to describe the effect of the voting agreement filed as exhibit 10.2 to your Form 8-K filed August 14, 2013. Also, please tell us how the lock-up and voting agreements have affected your disclosure pursuant to Regulation S-K Item 403.

RESPONSE: The Company has added a risk factor to the Registration Statement Amendment to describe the effect of the Lock-Up and Voting Agreement (the “Voting Agreement”) filed as Exhibit 10.2 to the Current Report on Form 8-K filed August 14, 2013. The title of the risk factor is “In connection with the Merger, we entered into a voting and lock-up agreement with certain of our stockholders pursuant to which such stockholders agreed to vote to approve certain corporate actions following the Merger.” The Voting Agreement was executed by the holders of 93% of the

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shares of the Company issued and outstanding on September 3, 2013, the date of the consummation of the merger of TransEnterix Surgical into a merger subsidiary of SafeStitch with TransEnterix Surgical as the surviving corporation (the “Merger”), after giving effect to the Merger and to the issuance of the Company’s Series B Convertible Preferred Stock in the private placement transaction. The Voting Agreement serves two principal purposes: (1) to impose restrictions on the ability of the stockholders signatory thereto to transfer the subject securities for defined periods, and (2) to provide the contractual requirement for such stockholders to vote in favor of three narrowly defined corporate actions: (a) approving the name change of the Company to TransEnterix, Inc. (approved in October 2013 and effectuated in December 2013); (b) effecting a reverse stock split on the terms approved by the Board of Directors (the Company obtained approval from a majority of its stockholders for a reverse stock split on February 12, 2014, and a definitive Information Statement on Schedule 14C was filed with the SEC and mailed to all stockholders of record on February 21, 2014 to report such action); and (c) amending the Company’s 2007 Incentive Compensation Plan to increase the number of shares available for awards under such plan (approved by the stockholders in October 2013 and effective on December 6, 2013).

The Voting Agreement is not a voting trust or similar agreement that vests voting control in any one stockholder or trustee, and all of the provisions related to voting commitments have been satisfied. Therefore, under Regulation S-K Item 403, the Company does not believe that the Voting Agreement rises to the level of requiring disclosure related to voting trusts or to any potential change in control of the Registrant, particularly because all actions subject to the voting commitment have been satisfied.

The purpose of the lock-up provisions of the Voting Agreement were designed to provide the combined company with a period of time in which a majority of its shares would not be traded by its then-existing holders, particularly those legacy TransEnterix Surgical stockholders who received shares of the Company’s stock in the Merger. Fifty percent (50%) of the subject shares will be released from the lock-up on the first anniversary of the Merger transaction, another twenty-five percent (25%) on the eighteen-month anniversary and the remaining subject securities on the second anniversary of the Merger transaction.

Our product development activities could be delayed or stopped, page 13

5.	Please balance your reference to the 90-day review with disclosure about the typical time until a final decision is made on a 510(k) and PMA application.

RESPONSE: We have added disclosure to the risk factor “The regulatory approval and clearance processes are expensive, time-consuming and uncertain, and may prevent us or our collaboration partners from obtaining approvals or clearances, as the case may be, for the commercialization of some or all of our products” in the Registration Statement Amendment beginning on page 15 to provide disclosure regarding what we believe to be the typical time period for a final determination on a Section 510(k) clearance application or PMA application. While we are aware that other companies in our industry that file Section 510(k) clearance applications and

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PMA applications can experience significant delays during the clearance process (typically six to eighteen months for a Section 510(k) application and one to three years for a PMA), both SafeStitch and TransEnterix Surgical (the constituent companies in the Merger), have experience submitting and receiving Section 510(k) clearance for medical devices (the AMID HFD stapler for SafeStitch and the SPIDER™ Surgical System for TransEnterix Surgical), and received such clearances within two and four months, respectively of first application.

Even if we receive regulatory clearance, page 17

6.	With a view toward clarification of appropriate disclosure, please tell us the reimbursement status of your current products. Have the products been assigned reimbursement codes? Have you experienced material issues with reimbursement or coverage by third-party payors?

RESPONSE: Our AMID HFD stapler and SPIDER Surgical System, products that SafeStitch and TransEnterix Surgical, respectively, have commercialized in the past, are surgical instruments that have an intended use that is not limited to a specific surgical procedure, and therefore procedure-specific reimbursement codes do not generally apply. The lack of specific reimbursement codes does not impact our ability to generate revenues from such product sales. We do not seek reimbursement codes or specific reimbursement from payors. Rather, surgical instruments are purchased directly by hospitals or other health care entities, such as ambulatory surgery centers, to support the performance of surgical procedures, not unlike purchases of other devices and materials such as surgical scalpels. The SurgiBot™ System, our principal product candidate currently under development, is expected to be treated similarly. We have added disclosure related to this information in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on March 5, 2014 (the “2013 Form 10-K”) on pages 8, 15 and 26.

We rely significantly on licenses, page 20

7.	Refer to your disclosure that “certain” of your products rely on licensed technology. Please revise to clarify the extent of your business that relies on the licenses.

RESPONSE: SafeStitch is the original party signatory to the exclusive license agreement with Creighton University; such licensed technology does not apply or relate to the Company’s legacy TransEnterix Surgical products. In the 2013 Form 10-K, we have revised our discussion to clarify the foregoing, and reflect that the technology licensed from Creighton University is important to the development of the SafeStitch products previously developed or currently in development, notably the Gastroplasty Device, the SMART Dilator™ and bite blocks. As disclosed in the 2013 Form 10-K, the Company is continuing the development of the Gastroplasty Device as an alternative treatment for obesity, and expects such licensed technology to be used in such development efforts.

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The market price of our common stock has been, page 24

8.	Please quantify the number of authorized but unissued shares that you could issue without shareholder approval.

RESPONSE: There are currently no stockholder agreements that contractually require the Board of Directors to seek stockholder approval prior to the issuance of any authorized but unissued shares of capital stock. Therefore, unless required by the Delaware General Corporation Law (for transactions that change the rights of existing holders, propose a merger, consolidation or other business combination transaction, or require an amendment to the Company’s Amended and Restated Certificate of Incorporation), there are no separate requirements for stockholder approval prior to issuing authorized but unissued shares. However, the Company has recently made application to the NYSE MKT exchange (the “Exchange”), and intends to pursue listing on such exchange prior to or contemporaneously with an offering under the Registration Statement. Once listed, the Company will be subject to the shareholder approval requirements of the Exchange, which require, among other things, stockholder approval of any issuance of shares greater than twenty percent (20%) of the issued and outstanding stock for offerings defined in the Exchange rules governing listed companies. The Company has no current intention to issue any authorized but unissued shares prior to gaining such listing.

9.	Refer to the last paragraph of this section. Please highlight the risk of the reverse stock split in a separate risk factor; if the reverse split does not require shareholder vote, please say so clearly in the risk factor. Also, please tell us when you plan to apply for Nasdaq listing, whether you satisfy the objective listing criteria, and the size of the reverse split necessary for listing.

RESPONSE: We have added a separate risk factor related to the reverse stock split in the Registration Statement Amendment on page 30. The approval of the reverse stock split did require stockholder approval, as it necessitated an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”). On February 12, 2014, the holders of approximately 66% of the Company’s common stock (its sole outstanding voting securities) authorized a Certificate of Amendment to the Company’s Restated Certificate to effect a reverse stock split in the range of one-for-two to one-for-ten, with the actual ratio to be determined by the Board of Directors, in its discretion, within such range. The Company does not currently know what final ratio will be selected by the Board of Directors within such range. This consent action by more than a majority of the Company’s stockholders was disclosed to all stockholders in the definitive Information Statement on Schedule 14C filed with the SEC and first mailed to stockholders on February 21, 2014.

The Company has elected to apply for listing on the Exchange, and submitted its preliminary application on February 14, 2014. The Company believes that it meets the objective criteria necessary for listing on the Exchange.

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Trading of our common stock is limited, page 25

10.	Please tell us the nature of the “certain restrictions” to the trading of your securities of your affiliates and when those restrictions permit the shares to be traded. Include in your response specific dates that the restrictions expire and the number of shares that could be sold on those dates.

RESPONSE: The “certain restrictions” refer to the restrictions on transfer set forth in the Voting Agreement with respect to the stockholders party thereto. The chart attached as Schedule A shows the stockholders and shares subject to the Voting Agreement restrictions on transfer. Such lock-up commitments lapse in September 2014 as to 50% of the shares, as to an additional 25% of the shares in March 2015 and as to the remaining shares in September 2015.

In addition, most of the Company’s shares were issued in private placement transactions and have typical restricted legends under the Securities Act on the share certificates.

Finally, we have issued warrants to purchase common stock to the two lenders, Silicon Valley Bank (“SVB”) and Oxford Finance LLC (“Oxford”) under our Loan and Security Agreement, dated as of January 17, 2012 and amended by amendments dated September 3, 2013 and October 31, 2013 (as amended, the Loan Agreement”). In accordance with the terms of the warrants, SVB and Oxford have agreed not to sell any shares underlying the warrants for a 90-day period following the declaration of effectiveness of a registration statement. The Company does intend to seek such lock-up in connection with the Registration Statement effectiveness.

Conversion or Exchange Rights, page 38

11.	Convertible securities may not be convertible for “other securities” that have not been registered under this registration statement unless the convertible securities are not legally convertible immediately or within one year of sale of the convertible securities. All of the underlying classes of securities to which the convertible securities relate must be identified in the registration statement. Please revise accordingly.

RESPONSE: The Company advises the Staff that the convertible securities the Company is registering will only be convertible into the common stock or preferred stock being registered under the Registration Statement. In response to the Staff’s comment, the Registration Statement Amendment has been revised to remove the ambiguous “other securities” reference on pages 39 and 43.

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Experts, page 41

12.	We note your references to the reports of EisnerAmper LLP and BDO USA LLP. If true, please disclose that such financial statements have been incorporated by reference in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

RESPONSE: We confirm that the financial statements accompanying the reports of EisnerAmper and BDO USA LLP were incorporated by reference into the Registration Statement in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing. We have revised the “Experts” section on page 46 to reflect such confirmation with respect to BDO USA LLP. As noted below in response to Comment 13, the 2013 Form 10-K includes the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2012, which includes the audit report of BDO USA, LLP. Therefore, we no longer incorporate by reference the financial statements for which the audit report of EisnerAmper LLP is appended, therefore we have removed the reference to EisnerAmper LLP from “Experts.”

Incorporation by Reference, page 41

13.	We note that you incorporate by reference the audited financial statements of TransEnterix, Inc. for the years ended December 31, 2011 and 2012. The audit reports of BDO USA, LLP and Ernst & Young LLP accompanying those statements refer to auditing standards generally accepted in the United States. Please note that since the financial statements of TransEnterix included in or incorporated by reference into the Form S-3 are now those of the registrant as a result of the reverse merger, the audits must be performed in accordance with the standards of the PCAOB (United States). Please amend the filing to include financial statements as of and for the years ended December 31, 2011 and 2012 that are audited in accordance with the standards of the PCAOB (United States). Please refer to PCAOB Rule 2100.

RESPONSE: The 2013 Form 10-K includes the Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2012. The audit report of BDO USA, LLP accompanying these statements states that the consolidated financial statements of TransEnterix, Inc. were audited in accordance with the standards of the PCAOB (United States) for all years presented.

14.	Further, please note that any financial statements of the registrant included in filings after the date of the reverse merger should reflect its current equity structure – i.e., a restatement of the legal acquirer’s equity using the exchange ratio established in the acquisition agreement to reflect the reverse merger that occurred on September 3, 2013 – and should present earnings per share information. Please refer to FASB ASC 805-40-45-2(d) and FASB ASC 260-10-45, and revise the filing to comply.

RESPONSE: The Company’s consolidated financial statements as of and for the years ended December 31, 2013 and 2012, filed as part of the 2013 Form 10-K reflect the Company’s current equity structure and restate the legal acquirer’s equity using the exchange ratio established in the

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Merger Agreement to reflect the Merger that occurred on September 3, 2013. As disclosed in the Company’s filings, the Merger is a reverse merger for accounting purposes. The Company’s net loss per share, presented for all periods in the consolidated statements of operations and comprehensive loss for the quarterly period ended September 30, 2013 included in Form 10-Q filed with the SEC on November 14, 2013, was appropriately calculated using the restated legal acquirer’s equity structure and weighted average shares outstanding.

15.	Refer to your last bullet point in this section. Please list all amendments or reports filed for the purpose of updating the description of your securities in the Form 8-A that you cite.

RESPONSE: In response to the Staff’s comment, the Registration Statement Amendment has been revised to reflect that there have been no amendments to the Form 8-A filed on July 30, 1991.

16.	Please provide us your calculation of the aggregate market value of the voting and non-voting common equity held by non-affiliates to demonstrate your eligibility to use Form S-3 per General Instruction I.B.1 of Form S-3. Your response should be tied clearly to your most recent disclosure per Regulation S-K Item 403; if material changes have occurred to the information in that disclosure, provide us your analysis of whether this registration statement should reflect such changes per Item 11 of Form S-3.

RESPONSE: Our calculation of the aggregate market value of the voting common equity held by non-affiliates was performed using the average bid and asked prices of $1.75 per share as of December 10, 2013, which was within sixty (60) days of the date of filing of the Registration Statement. We selected December 10, 2013, in part, because it was the first date after the conversion of previously outstanding shares of Series B Convertible Preferred Stock into common stock at a ratio of ten shares of common stock for each share of Series B Convertible Preferred Stock. A number of our directors and holders of more than ten percent (10%) of our common stock held shares of Series B Convertible Preferred Stock, which was converted on December 6, 2013. For purposes of this calculation, we excluded all outstanding shares of common stock held by our directors (or entities affiliated with a director), executive directors, and holders of ten percent (10%) or more of our outstanding common stock. A chart showing such ownership is attached as Schedule B to this response.

On December 10, 2013, there were 244,093,218 shares of our common stock outstanding. The affiliates, calculated as set forth above, held 159,370,605 shares or 65.29% of the outstanding shares. We therefore calculated the aggregate market value of all voting common equity held by non-affiliates to be $148,264,573 ($1.75 multiplied by the remaining outstanding shares of 84,722,613, or 34.71% of the Company’s outstanding shares). The Company has no authorized non-voting common equity.

We note that we remain eligible to use a Registration Statement on Form S-3 in connection with the filing of the Registration Statement Amendment. On March 3, 2014, with a price of $2.44 per share, the aggregate market value of all voting common equity held by non-affiliates was $206,723,176.

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17.	Please tell us when you filed a Form 8-K reporting under Item 5.07 the votes on the resolutions required by Rule 14a-21.

RESPONSE: The Company did not include the requisite say-on-pay and say-on-frequency advisory votes in its Proxy Statement for the 2013 Annual Meeting. The Company commits to including such advisory proposals in its 2014 Proxy Statement for its annual meeting. The Company has added a risk factor to the Registration Statement Amendment and to its 2013 Form 10-K to disclose this failure to provide the advisory votes, and revised its Disclosure Controls and Procedures included in its 2013 Form 10-K for the year ended December 31, 2013, as follows:

“Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In December 2013, our management identified that the Company did not include a shareholder advisory vote on “say-on-pay” or a shareholder advisory vote on “say-on-frequency” as required by Rule 14a-21 in the SafeStitch proxy statement for its 2013 annual meeting of stockholders. SafeStitch was a smaller reporting company at the time and failure to include such advisory votes was inadvertent. Management re-evaluated the effectiveness of the Company’s disclosure controls and procedures for the quarters ended June 30, 2013 and September 30, 2013, and concluded that the Company’s disclosure controls and procedures were not effective for those quarters in ensuring that all requirements were met in 2013 with respect to the Company’s proxy statement. The Company is implementing additional procedures, including securities counsel review of all future SEC filings to ensure that all requirements, including the requirements of Rule 14a-21, are met. Based on such evaluation, and with such changes implemented, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective at the reasonable assurance level.”

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Where you can find more information, page 42

18.	Please tell us the purpose of your statement that “information on or accessible through the SEC’s website is not part of this prospectus.” Your registration statement and the documents that you incorporate by reference on page 41 of your prospectus are on the Commission’s website.

RESPONSE: The SEC website contains filings made by third parties, such as Schedule 13D and Schedule 13G filings and Section 16 reports filed by our officers, directors and more than ten percent holders, and filings made under the Securities Act. The purpose of the statement was to assist in narrowing the disclosure to the reports and filings listed. In response to the Staff’s comment, the Registration Statement Amendment has been revised to clarify that filings made by parties other than the Company are not incorporated by reference into the Registration Statement.

19.	Please tell us where you have filed the cost-sharing arrangement mentioned on page 59 of your most recent Form 10-K.

RESPONSE: The cost-sharing arrangements described under “Note 11 – Certain Relationships and Related Party Transactions” in the Company’s most recent Form 10-K is not a formal written agreement, but an arrangement between unrelated companies, including SafeStitch with significant ownership by Dr. Hsiao and Dr. Frost, two of our directors and principal stockholders. However, the cost-sharing arrangement is solely between the companies, it is not an arrangement that involves the payment by the Company to either Dr. Hsiao or Dr. Frost, but rather to employees of the respective companies, below the executive officer level, who provide services to all three companies. Because the payments did not involve payments to or from related persons, the Company did not file the cost-sharing arrangement.

20.	Please tell us the nature of the bonus accrued according to page 11 of your most recent Form 10-Q. Address in your response whether the bonus represents a material change from the historic bonus reported in your Summary Compensation Table incorporated by reference.

RESPONSE: The bonus accruals relate to 2013 bonuses for executive officers, and other non-executive officer employees of the Company under the 2013 bonus plan for TransEnterix Surgical established prior to the Merger. The bonus accrual is consistent with past practice and historic bonuses for named executive officers reported in the Summary Compensation Table set forth on page 49 of the Form 8-K, and does not represent a material change from historic bonuses for the employees of TransEnterix Surgical. However, the SafeStitch definitive Proxy Statement for its annual meeting of stockholders held in April 2013 did not include disclosure regarding bonuses paid to the then-named executive officers of SafeStitch, as no such bonuses were paid. Therefore, the Company filed a Current Report on Form 8-K on February 19, 2014, which included Item 5.02 disclosure related to the payment of 2013 bonuses to the Company’s current executive officers, and affirmed that disclosure about such bonuses will be included in the definitive Proxy Statement for the annual meeting of stockholders to be held for 2014.

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21.	Please provide us your analysis of whether the December 6, 2013 preferred stock conversion was required to be reported under Item 3.02 of Form 8-K.

RESPONSE: The sale of the Company’s Series B Convertible Preferred Stock (“Series B Preferred”) was reported under Item 2.01, and incorporated by reference under Item 3.02, on the Company’s Form 8-K filed September 6, 2013, which stated the number of Series B Preferred purchased and sold, and the conversion ratio for conversion to common stock. In connection with convertible notes, Securities Act Compliance and Disclosure Interpretation 212.03 states that if the Item 3.02 Form 8-K that discloses the initial sale of convertible notes also discloses the maximum amount of the underlying securities that may be issued through the conversion of the convertible notes, then a subsequent Item 3.02 Form 8-K filing requirement is not triggered upon the conversion of the notes. Applying the same guidance to the Series B Preferred, then the conversion of the Series B Preferred on December 6, 2013 would not need to be reported as a sale of unregistered securities under Item 3.02 because the maximum amount of the Company’s Common Stock that would be issued upon the conversion was previously disclosed in the Form 8-K filing at the time the Series B Preferred was purchased and sold. In addition, in the definitive Information Statement on Schedule 14C filed by the Company on November 15, 2013, the Company disclosed on page 3 that conversion of the outstanding Series B Preferred Stock into 75,697,044 shares of Common Stock was contemplated (in accordance with the disclosure described above, such conversion was automatic upon the filing of the Amended and Restated Certificate of Incorporation of the Company, which was reported on such Information Statement on Schedule 14C).

Indemnification, page II-1

22.	Please tell us the authority on which you rely to qualify your disclosure by reference to statutory provisions.

RESPONSE: The Company’s Bylaws do not incorporate or identify the indemnification provisions of the DGCL, so we removed such non-specific reference and revised the Registration Statement Amendment to provide more descriptive disclosure of the applicable statutory provisions.

Exhibits, page II-2

23.	We note that you indicate near the bottom of page II-2 that exhibits 4.2 and 5.1 are to be filed as exhibits to a report filed pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act or by post-effective amendment to the registration statement. Please be advised that the indenture and opinion must be filed prior to effectiveness of the registration statement.

RESPONSE: We confirm that we are aware of the obligation to file, and have filed with the Registration Statement Amendment, the form of indenture and opinion.

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24.	Please provide us your analysis of whether Rule 436 requires you to file the consent of Creighton University given your summary of the conclusions in its study on page 10 of the Form 8-K filed September 6, 2013 and incorporated by reference.

RESPONSE: The Company does not believe the reference to the informal studies conducted by Creighton University with respect to comfort of bite blocks causes such studies to rise to the level of a report or opinion of an “expert,” therefore the consent of Creighton University is not required. As disclosed in the Form 8-K and in the 2013 Form 10-K, bite block products are not subject to regulation and clearance by the FDA, and the study conducted did not rise to the level of a formal clinical trial. In addition, the description of the bite block products, and the reference to the comfort of such bite blocks is not material to an understanding of the Company’s business, so the Company has removed all references to the Creighton University studies in future filings. The Company further informs the Staff that the Company has no current intention to sell the bite block products at this time.

Exhibit 23.2

25.	Please request BDO USA, LLP to revise the reference to the Form 8-K in their consent. We note that the Form 8-K is dated August 30, 2013 and filed September 6, 2013.

RESPONSE: Because the Company has filed the 2013 Form 10-K, we are no longer incorporating the Form 8-K in the Registration Statement. BDO USA, LLP has, however, provided its consent to reference its report, dated March 5, 2014, included in our 2013 Form 10-K.

Undertakings, page II-3

26.	Please include the undertakings required by Item 512(j) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Registration Statement Amendment has been revised to include the undertakings required by Item 512(j) of Regulation S-K.

Form 8-K Filed September 6, 2013

Form 10 Information, page 6

27.	Please tell us where you provide the information required by Regulation S-K Item 101(h)(4)(v). Also tell us

•	how you complied with Item 601(b)(10)(ii)(D) regarding the property mentioned in this filing and on page 14 of your most recent Form 10-Q.

•	how you complied with Regulation S-K Item 101(h)(4)(vi) given the information on page 12 of exhibit 99.1, and provide us the identity of the customers referenced on that page 12.

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RESPONSE: We did not include information in the Form 8-K related to the sources and availability of raw materials for the TransEnterix Surgical products because: (1) the principal TransEnterix Surgical product in development, the SurgiBot™ System remained in development in September 2013 (and currently) and was not being manufactured by or for the Company; and (2) TransEnterix Surgical reduced its sales and marketing efforts and staff for the then-commercialized SPIDER Surgical System product. Because of the focus of TransEnterix Surgical on its product development efforts, the Company believed that information regarding raw materials was not material to an understanding of its business.

With respect to the inventory warehouse lease described on page 14 of the Form 10-Q, such warehouse lease was entered into in the ordinary course of business to provide storage space for increased future storage of the SurgiBot System raw material and finished goods. Some material from an existing leased warehouse, where the lease was expiring, was consolidated in such new warehouse facility as well, in January 2014 when the prior lease expired. In addition the warehouse contains office space that is being used for supply chain offices and incoming quality control inspection. Both functions are part of the raw material procurement process and have always been located near the warehouse function within TransEnterix Surgical. The Company believes such lease is not material to the Company, as the Company uses such leased space in the ordinary course of its business consistent with past practices, and believes that alternative space could be identified if needed.

The Company commits, in future filings, to provide the disclosure regarding significant customers as required by Regulation S-K Item 101(h)(4)(vi). We have included such disclosure in the 2013 Form 10-K on page 8. We confirm to the Staff that the one customer meeting the disclosure requirements for 2013 and 2012 is Al-Danah Medical Co. W.L.L., a distributor of the SPIDER System product. The pre-release distribution agreement between TransEnterix Surgical and Al-Danah was filed with the Form 8-K as a material contract of TransEnterix Surgical at the time of the Merger. Given the decision to focus the Company’s efforts on the development of the SurgiBot System, and the concomitant reduced sales of the SPIDER System product, the Company does not believe that such contract will remain material in accordance with Regulation S-K Item 601(b)(10) past 2013. The reference to the contract in the exhibit index of the 2013 Form 10-K was retained.

SurgiBot, page 8

28.	Please tell us whether your product currently can perform each of the functions described in this section. In your response, include the current status of product development and the material hurdles that remain until you are prepared to seek FDA clearance to market your product.

RESPONSE: As noted in the Registration Statement and 2013 Form 10-K, the SurgiBot™ System is currently in development and is designed as a reduced incision robotic assisted surgery system. The system is intended to bring many of the advantages of robotic assistance to single incision laparoscopic surgery while mitigating many of the drawbacks of existing robotic surgery systems.

United States Securities and Exchange Commission

March 7, 2014

We have included below, the slightly updated description of the SurgiBot System included in our 2013 Form 10-K. We have completed several preclinical labs with surgeons using the SurgiBot System and have demonstrated capability for the key system features described below.

We currently estimate that we will file our 510(k) pre-market application for the SurgiBot System with the FDA in the fourth quarter of 2014. Prior to filing our 510(k) pre-market application for the SurgiBot System with the FDA, the material hurdles we face are: we will need to complete development and verification and validation activities consistent with the application process and current Good Manufacturing Practice. We may also undertake a human clinical trial to evaluate system performance either in a first in man feasibility evaluation, in support of an FDA filing, or after clearance in a limited commercial release.

The following description is the updated description that was included in our 2013 Form 10-K related to the SurgiBot System:

“The SurgiBot System is composed of four key components:

•	The SurgiBot™ Base: a reusable robotic base that provides the platform of the system;

•

The EndoDrive: a single port, surgical access device for abdominal surgery that interfaces with the SurgiBot Base, which allows for the insertion of surgical instruments for the surgical procedures being performed;

•	The Positioning Arm: a reusable arm that supports and repositions the SurgiBot Base at the operating table; and

•	The 3-D Vision System: a three dimensional scope and vision system for laparoscopic surgical visualization that can be viewed by all operating room personnel, not just the surgeon.

Key design features of the SurgiBot System are:

•	Precision with scaling: The SurgiBot System allows the user to adjust the level of mechanized movement using scaled ratios;

•	Strength: The SurgiBot System features powered motion driven by motors controlled by the surgeon;

•	Ergonomics: The SurgiBot System stabilizes multiple instruments and a laparoscope, and allows the surgeon to reposition their hands in an ergonomic fashion;

•	Patient side: The SurgiBot System is positioned next to the operating table, thereby allowing the surgeon, as operator, to remain in the sterile field next to the patient;

United States Securities and Exchange Commission

March 7, 2014

•

Internal Triangulation: The SurgiBot System utilizes a deployment mechanism to achieve triangulation of multiple instruments inside the body as contrasted with other robotic systems that rely on crossing instruments at the patient’s abdominal wall. The SurgiBot System allows for triangulation that can be repositioned in the surgical field during a procedure and be maintained at positions throughout a body cavity; and

•

Direct surgeon connection to the instruments: The SurgiBot System allows the surgeon-operator to maintain human tactile feedback along several degrees of motion. Existing robotic systems lack any such tactile feedback.

We believe the SurgiBot System will address the needs of the large and growing, yet underserved, population of physicians and hospitals who wish to offer the benefits of robotic assisted surgery without the functional and economic challenges of current solutions. The SurgiBot System is designed for a potentially wide range of clinical applications, and we believe the system will be particularly attractive for general, bariatric and gynecologic surgery. In addition, we believe that the SurgiBot System can be offered to hospitals and ambulatory surgery centers (ASCs) at a significant cost advantage relative to existing robotic surgery systems, and we expect hospitals, ASCs and physicians will be able to utilize existing laparoscopic procedure codes to receive reimbursement for procedures performed with the SurgiBot System.”

Intellectual Property, page 12

29.	Please disclose the nature of your patents and when they expire. Also disclose when your license and research agreement expires.

RESPONSE: We have updated the disclosure in the 2013 Form 10-K to expand the disclosure of our intellectual property assets. The disclosure included in the 2013 Form 10-K is as follows:

“The following summarizes our current patent and patent application portfolio.

TransEnterix Surgical: The Company holds three United States patents, two Japanese patents, and two Australian patents, and it has filed more than thirty patent applications in the United States and abroad. In each instance, we own all right, title and interest, and no licenses, security interests or other encumbrances have been granted on such patents and patent applications. Two of our United States patents resulted from filings relating to the SPIDER System and will remain in force until 2027 and 2032, respectively. The Japanese and Australian patents, which also resulted from filings relating to the SPIDER System, will expire in 2027. The patent applications relate to the SPIDER System, the SurgiBot System, and other instruments and systems for minimally invasive surgical procedures. We intend to seek further patent and other intellectual property protection in the United States and internationally where available and when appropriate as we continue our SurgiBot System product development efforts.

United States Securities and Exchange Commission

March 7, 2014

SafeStitch: We also have intellectual property from SafeStitch. We have exclusively licensed technology, know-how and patent applications from Creighton University (Creighton) for the Gastroplasty Device (was also used in the SMART Dilator and bite blocks products under development). These patent applications include systems and techniques for minimally invasive gastrointestinal procedures, a dilator for use with an endoscope, and bite blocks for use with an endoscope and for preserving airways of patients during endoscopy. In addition, we have certain rights to other Creighton intellectual property that we have not yet defined as products under development. In total, we have one issued patent and eight patent applications pending in the United States, including those that are exclusively licensed from Creighton. The issued patent, owned by Creighton, relates to the Gastroplasty Device and will expire in 2026. We are also pursuing several of these applications in other countries, and three such foreign patents have been issued.

Pursuant to our exclusive license and development agreement with Creighton (the Creighton Agreement), we own all inventions conceived of and reduced to practice solely by our employees and agents related to the SafeStitch products, and all patent applications and patents related to the SafeStitch products claiming such inventions developed without the use of any licensed patent rights or associated know-how from Creighton, and Creighton owns all inventions conceived of and reduced to practice solely by Dr. Charles Filipi, or any Creighton employees or agents who work directly with Dr. Filipi in the course of performing duties for us, and all patent applications and patents claiming such inventions, which inventions, patent applications and all resulting licensed patent rights are subject to the Creighton Agreement. Together with Creighton, we jointly own all inventions conceived of and reduced to practice jointly by Dr. Filipi, and/or any university employees or agents who work directly with him, and our employees or agents. Notwithstanding the foregoing, Creighton owns all inventions conceived of or reduced to practice under its research and development budget, and all patent applications and patents claiming such inventions, even if conceived of solely by our employees or agents, and such inventions, patent applications and all resulting licensed patent rights are subject to the Creighton Agreement. The Company has seven years after the later of the effective date of the Creighton Agreement or the disclosure and acceptance of a licensed patent and associated know-how (each as defined in the Creighton Agreement) to commence development of the licensed patent or commercially exploit the licensed products developed. We believe the Company’s work in developing the Gastroplasty Device has satisfied this requirement; however, if necessary, such seven-year term can be extended by the Company by payment, per licensed patent, of a term extension fee. If the Company fails to develop or commercially exploit a licensed patent and associated know-how within such term, the licensed patent and associated know-how revert back to Creighton. Otherwise, no specific term is established under the Creighton Agreement. Our obligations to pay royalties ends when the last valid claim (as defined in the Creighton Agreement) expires.

United States Securities and Exchange Commission

March 7, 2014

Dr. Filipi was the Chief Medical Officer of SafeStitch prior to the Merger, and he continues to serve as our Chief Medical Officer following the Merger.”

Government Regulation, page 14

30.	We note your disclosure that you intend to continue discussions with the FDA. Please tell us the status of these discussions. Include in your response whether you have received any indication of whether the SurgiBot is eligible for the 510(k) clearance or requires a PMA. Also, please tell us when your next discussion is scheduled and the intended topic of that discussion.

RESPONSE: The Company participated in non-binding meetings with the FDA in September and November 2013. Based on FDA guidance, the Company believes that the FDA considers the SurgiBot System as eligible for a 510(k) clearance, either directly or via a de novo application. The Company intends to file a pre-submission with the FDA in the first quarter of 2014 with regard to verification and validation test plans for the SurgiBot System.

International Regulation, page 16

31.	We note your reference to international sales on page 37. Please tell us in which countries you have sold your product and the regulatory status of your product in those countries.

RESPONSE: The Company has sold its 510(k) cleared and CE marked products in Italy, France, Germany and Qatar. The 510(k) clearance and CE mark are accepted in Qatar.

Security Ownership, page 41

32.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the legal entities identified in the table.

RESPONSE: Attached as Schedule C is an updated Table of Beneficial Ownership as included in the Company’s definitive Information Statement on Schedule 14C filed with the SEC on February 21, 2014. The Company intends to include similar disclosure, subject only to changes in share ownership that may result from stock option vesting, in its Proxy Statement for its 2014 annual meeting of stockholders. The updated table reflects the conversion of the Series B Preferred Stock that was effected in December 2013, as contrasted with the similar table presented in the Form 8-K filed in September 2013.

United States Securities and Exchange Commission

March 7, 2014

Arrangements, page 47

33.	Please tell us when the right to appoint directors and officers mentioned in this section terminates.

RESPONSE: These appointment rights were terminated in conjunction with the consummation of the Merger transaction in September 2013; this represented a one-time right to appoint six of the nine original members of the combined Company’s Board of Directors.

Agreements with Named Executive Officers, page 49

34.	Please tell us why this section does not address the acceleration of options mentioned in exhibit 10.6.

RESPONSE: The Company inadvertently omitted the disclosure of the impact of a double trigger termination event following a change in control on the stock options held by the Chief Executive Officer under the agreement filed as Exhibit 10.6 to the Form 8-K. In response to the Staff’s comment, we will update this disclosure in future filings to properly reflect the potential for acceleration of stock options held by the Company’s Chief Executive Officer upon a qualifying termination following a change-in-control.

Director Compensation, page 51

35.	Given the information in this table, it appears that some of the directors served on the board of the company you acquired before they were appointed in connection with the acquisition. Please ensure that your disclosure of the directors’ experience beginning on page 43 makes clear when each director was affiliated with the registrant or its current subsidiaries. Also, please tell us why Mr. Onopchenko is not included in the table on page 43.

RESPONSE: In future filings, the Company will update its disclosure of each director’s experience to make clear the association with the Company and its current subsidiaries. We believe the reference to a Mr. Onopchenko is included in our comment letter in error.

Certain Relationships and Related Party Transactions, page 52

36.	Please tell us why this section does not describe the transaction mentioned on page 23 of exhibit 99.1 that exceeded the threshold in Regulation S-K Item 404(d). Note instruction 2 to Item 404(d). Also, please provide us your analysis of whether Item 404 requires disclosure of the lease mentioned in the second full paragraph of page 41 of this Form-8-K.

RESPONSE: The omission of disclosure in the “Certain Relationships and Related Person Transactions” section of the Form 8-K with respect to the transaction between TransEnterix Surgical and Synecor, LLC disclosed in Exhibit 99.1 was inadvertent. TransEnterix Surgical was spun off from Synecor, LLC in 2006 when it was separately incorporated. During the period from 2006

United States Securities and Exchange Commission

March 7, 2014

through 2011, TransEnterix Surgical used the services of certain employees of Synecor, LLC to assist with TransEnterix Surgical’s intellectual property protection activities. In addition, Synecor, LLC, directly or through its subsidiaries provided administrative services and clinical laboratory services to TransEnterix Surgical. The 2011 disclosure in Exhibit 99.1 of the payment of $173,000 from TransEnterix Surgical to Synecor represented payment for such employee services, administrative services and clinical laboratory services. In 2012, such payments decreased to $108,000 as TransEnterix Surgical ceased being provided with employee services from Synecor, LLC during that year. As disclosed in the 2013 Form 10-K, the payments are further reduced to $90,000. All transactions between Synecor, LLC and TransEnterix Surgical were arm’s-length transactions in which fair value was paid for the services provided. The Company will include disclosure regarding its relationship with Synecor, LLC in its related person disclosure in its 2013 Form 10-K Part III disclosure which will be filed prior to seeking effectiveness of the Registration Statement.

Item 5.02, page 58

37.	Please tell us where you describe exhibits 10.11 and exhibit 10.12 per Item 5.02 of Form 8-K.

RESPONSE: Exhibit 10.11, the employment letter with Charles J. Filipi, M.D., and Exhibit 10.12, the employment letter with James J. Martin were included for historical context as Dr. Filipi and Mr. Martin were named executive officers of the Company prior to the Merger. Each of Dr. Filipi and Mr. Martin were employed by the Company following the Merger in non-executive officer capacities. Dr. Filipi remains employed by the Company and Mr. Martin’s employment ended on March 3, 2014. The disclosure in the Form 8-K focused on information related to the historic TransEnterix Surgical officers who became the executive officers of the combined Company in connection with the Merger. In the Proxy Statement for its annual meeting of stockholders for 2014, the Company will commit to disclosing information regarding the compensation to Dr. Filipi and Mr. Martin, and disclose details regarding the referenced employment letters.

Exhibits, page 59

38.	Exhibit 10.9 appears to be missing attachments. Please file the complete exhibit.

RESPONSE: The Company did not believe, at the time of the Form 8-K filing, and does not currently believe that the annexes that were not included in the filed version of the Amended and Restated Distribution Agreement, dated as of June 12, 2012, between TransEnterix, Inc. (now TransEnterix Surgical, Inc.) and Al Danah Medical Co. W.L.L. (the “Agreement”) are material to an investor’s understanding of the Agreement. Two annexes were not included, the technical description of the SPIDER System products and the pricing schedule. The principal terms of the Agreement are set out within the Agreement, as filed; the non-filed annexes provide information that is not material to understanding such terms. The Company did file the annex describing the Territory covered by the Agreement. In addition, given the Company’s decision to concentrate on the

United States Securities and Exchange Commission

March 7, 2014

development of the SurgiBot System, the Agreement’s importance and materiality to the Company is significantly reduced. We believe that adequate information is available publicly regarding the Agreement without attaching the referenced annexes.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Consolidated Balance Sheets, page 2

39.	Please tell us how the share amounts presented in your Consolidated Balance Sheets and Statements of Preferred Stock and Stockholders’ Equity comply with the requirements of Section 805-40-45-2 to reflect the equity structure of the legal parent. Specifically, the amounts you reflect for common shares authorized and issued and outstanding as of December 31, 2012 appear to reflect the historical capital of the former TransEnterix Surgical before the merger. In future filings, including amendments to this Form S-3, please ensure that the equity structure of the former TransEnterix Surgical is restated using the exchange ratio established in the acquisition agreement as required by FASB ASC 805-40-45-2(d); otherwise, explain to us why the reported amounts are correct. Please similarly revise your statements of preferred stock and stockholders’ equity.

RESPONSE: In the consolidated financial statements as of and for the years ended December 31, 2013 and 2012 contained in the 2013 Form 10-K, we restated the equity structure of the former TransEnterix Surgical using the exchange ratio established in the acquisition agreement as required by FASB ASC 805-40-45-2(d). In the 2013 Form 10-K, we restated the beginning common stock shares outstanding presented in the Company’s Consolidated Balance Sheets and Statements of Preferred Stock and Stockholders’ Equity using the exchange ratio established in the acquisition agreement as required by FASB ASC 805-40-45-2(d).

Consolidated Statements of Operations and Comprehensive Loss, page 3

40.	Please tell us how your earnings per share calculations retroactively restate for all periods to reflect the change in capital structure of the legal parent. Include your calculation of such restatements as part of your response and disclose this policy in your future filings. Refer to paragraphs 805-40-45-3 and 805-40-55-16 of the FASB Accounting Standards Codification.

United States Securities and Exchange Commission

March 7, 2014

RESPONSE: Our earnings per share calculations were retroactively restated, for all periods presented within the consolidated financial statements included within the Form 10-Q, to reflect the change in capital structure of the legal parent. We used the exchange ratio established in the Merger Agreement to restate the weighted average number of shares outstanding to calculate net loss per share – basic and diluted for each of the periods presented in the Company’s consolidated statements of operations and comprehensive loss included in Form 10-Q for the quarterly period ended September 30, 2013 filed with the SEC on November 14, 2013. Our calculation of these restatements is as follows:

	For the three months ended 9/30/2013	For the three months ended 9/30/2012		For the nine months ended 9/30/2013	For the nine months ended 9/30/2012
	As Reported -Converted @ 1.1533	As Reported -Converted @ 1.1533	Historical	As Reported -Converted @ 1.1533	As Reported -Converted @ 1.1533	Historical
Comprehensive loss	$(11,265)	$(3,670)	$(3,670)	$(20,327)	$(11,694)	$(11,694)
Net loss per share - basic and diluted	$(0.21)	$(0.68)	$(0.79)	$(0.95)	$(2.17)	$(2.50)
Wtd. Avg. common shares o/s - basic and diluted	52,921	5,391	4,675	21,409	5,391	4,675

We included disclosure regarding this policy in the notes to the Company’s consolidated financial statements included in 2013 Form 10-K.

Note 14. Closing of Merger and Financing Transaction, page 12

41.	We note that in your purchase price allocation you allocated only $10,000 to intangible assets for trade names, but allocated $93,670,000 to goodwill. Please explain how you determined the intangible assets acquired. Refer to FASB ASC 805-20-25-1 and 25-10.

RESPONSE: We determined the intangible assets acquired following the guidelines of ASC 805 by recognizing such an asset apart from goodwill if it is separable, that is, capable of being separated or divided from the entity and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability, regardless of whether the entity intends to do so. An intangible asset is also recognized as an asset apart from goodwill if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity.

As part of the identification and analysis of intangible assets of SafeStitch, we determined that the following intangible assets meet the criteria for recognition aside from goodwill:

•	Trade names – Following the transaction, we retained the “AMID” and “SafeStitch” trade names, although these Trade Names were not relatively well-known. As such, a short life and very

United States Securities and Exchange Commission

March 7, 2014

low royalty rate were used in the valuation of the Trade Names. Given our projections for the AMID product and SafeStitch overall, as well as the selected discount rates, the value for the AMID and SafeStitch Trade Names was estimated to be de minimis and $10,000, respectively.

•

Technology – SafeStitch’s developed technology related to its AMID HFD product. Our projections for the AMID product call for minimal revenue. As such, a short life and a near median royalty rate were used in the valuation of the Technology. Given our projections for the AMID product, as well as the selected discount rate, the value of the Technology was estimated to be de minimis.

•

In-Process Research and Development – SafeStitch’s In-Process Research and Development related to its GST GERD and GSO Obesity product candidates. Given our projections for the GST GERD and GSO Obesity product candidates, along with the associated revenue migration, contributory asset charges, and discount rate, the In-Process Research and Development was never expected to reach a positive cash flow. As such, the value of the In-Process Research and Development was estimated to be de minimis.

•

Non-Competition Agreement – SafeStitch’s management signed a one-year non-competition agreement. Given our projections for SafeStitch, as well as the characteristics surrounding management, it was estimated that the value of the Non-Competition Agreement is de minimis.

As previously discussed, the projections for SafeStitch show that a profit is never expected to be attained. Our main rationale for the transaction was to help strengthen capital raising through a public market in order to facilitate TransEnterix Surgical’s products in production and research and development. Additionally, by adding experienced management to its board of directors, who have a proven infrastructure for a private to public transition, TransEnterix Surgical is expected to further its initiative of capital raising and bringing new medical device products to the market. This initiative is the reason for the large amount of goodwill as TransEnterix Surgical did not place much if any value on SafeStitch’s intangible assets in connection with its rationale for conducting the transaction.

We are currently finalizing our annual goodwill impairment analysis as of December 31, 2013. We have performed Step 1 of the goodwill impairment analysis and determined that the fair value of the Company’s equity is approximately 44% higher than the carrying value of the Company’s equity as of December 31, 2013. Therefore, we do not believe Step 2 of the goodwill impairment analysis is required and have concluded that goodwill is not impaired as of December 31, 2013.

* * * * * * * * *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in each of the Filings;

United States Securities and Exchange Commission

March 7, 2014

•	Staff comments or changes to disclosure in response to Staff comments in any of the Filings do not foreclose the Commission from taking any action with respect to any of the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8631 or mullany@ballardspahr.com, or to Joseph P. Slattery, Chief Financial Officer of the Company at (919) 596-8400 or jslattery@transenterix.com, or Joshua Weingard, Chief Legal Officer of the Company, at (305) 575-4600 or jweingard@transenterix.com.

Very truly yours,

/s/ Mary J. Mullany

MJM/seh
Attachments

cc:	Todd M. Pope
Joseph P. Slattery
Joshua Weingard
Gary Newberry
Kate Tillan
Thomas Jones

Schedule A

Stockholder	Shares subject to Voting Agreement	Notes
Aisling Capital III LP	36,490,260	Identified in Beneficial Ownership chart.
Yehuda Ben-Horin	43,000
Brilliant Champion Resources Limited	2,961,804
Chung Chia Company Limited	7,191,403
Charles Filipi	1,410,569	Chief Medical Officer
Frances Ann Filipi	1,403,523
Phillip Frost	1,300,000	Director
Frost Gamma Investments Trust	19,242,346	Affiliate of Philip Frost. Identified in Beneficial Ownership chart.
Gold Sino Assets Limited	2,816,403
Grandtime Associates Limited	2,950,000
Jane Hsaio	15,812,681	Director
Hsu Gamma Investment LP	6,288,470	Affiliate of Jane Hsaio. Identified in Beneficial Ownership chart.
International Biotechnology Trust PLC	4,445,412
Intersouth Partners VII LP	17,615,990	Identified in Beneficial Ownership chart.
Kfbsf Private Equity Fund I LP	767,019
Kwang Shun Company Limited	7,300,000
Joseph Levy	387,500
Marlin Capital Investments LLC	625,000
Richard Pfenniger Jr	240,000	Director
Quaker Bioventures II LP	12,582,847	Identified in Beneficial Ownership chart.
Jacqueline Simkin Trust	794,767
Sinopac Global Investment LTD	996,623
Joseph Slattery	250,000	Chief Financial Officer
Jeffrey G Spragens	2,545,285
William N Starling Jr	611,249	Director
William N Starling Sr	64,872
Stepstone Pioneer Capital Buyout	83,037	Part of StepStone Funds. Identified in Beneficial Ownership chart.
Stepstone Pioneer Capital II LP	147,622	Part of StepStone Funds. Identified in Beneficial Ownership chart.
Stepstone-Syn Investments LLLP	17,171,906	Part of StepStone Funds. Identified in Beneficial Ownership chart.
SV Life Sciences Fund IV LP	33,045,288	Identified in Beneficial Ownership chart.
SV Life Sciences Fund IV Strategic	938,177	Identified in Beneficial Ownership chart.
Synecor LLC	1,960,610	Identified in Beneficial Ownership chart.
Synergy Life Science Partners LP	25,487,597	Identified in Beneficial Ownership chart.
Donald L Laurie	646,030

Richard S Stack & Nancy M Stack TTEE	533,401

TOTAL	227,150,691

A-1

Schedule B

The following chart shows the shares removed from the outstanding shares as of December 10, 2013. These outstanding shares were held as of such date by executive officers, directors, or entities affiliated with such directors, and stockholders holding at least ten percent (10%) of the outstanding common stock as of such date. On December 10, 2013, there were 244,093,218 shares of common stock outstanding, and no shares of preferred stock outstanding. This chart reflects the conversion of all outstanding shares of the Company’s Series B Convertible Preferred Stock into common stock, at the conversion ratio of ten shares of Common Stock for each share of Series B Convertible Preferred Stock, which occurred on December 6, 2013. The average bid and asked price on December 10, 2013 was $1.75 per share.

	As of December 10, 2013
Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Outstanding Common Shares (1)
Jane H. Hsiao, Ph.D., MBA (2)	22,101,151	9.1%
Richard C. Pfenniger, Jr.	240,000	0.1%
William N. Starling, Jr. (3)	699,187	0.3%
Joseph P. Slattery	250,000	0.1%
Frost Gamma Investments Trust (4)	20,542,346	8.4%
Aisling Capital III, L.P.	36,490,260	14.9%
SV Life Sciences Fund IV, L.P (5)	33,045,287	13.5%
SV Life Sciences Fund IV Strategic Partners, L.P.(5)	938,177	0.4%
Synergy Life Science Partners, L.P. (3)	25,487,597	10.4%
Synecor, LLC (3)	1,960,610	0.8%
Intersouth Partners VII, L.P. (6)	17,615,990	7.2%

TOTAL	159,370,605	65.24%

(1)	Based on 244,093,218 shares of common stock outstanding as of December 10, 2013.
(2)	Includes shares held by Hsu Gamma Investments, L.P., of which Dr. Hsiao is the general partner.
(3)	William N. Starling, a director of the Company, is a managing director of Synergy Life Science Partners, L.P. and the chief executive officer of Synecor, L.L.C.
(4)	Philip M. Frost, M.D. a director of the Company, is a control person of Frost Gamma Investments Trust.
(5)

Paul LaViolette and David Milne, directors of the Company, are affiliated with SV Life Sciences Fund IV, L.P. and 938,177 shares held by SV Life Sciences Fund IV Strategic Partners, L.P. Consists of options to purchase 4,040,187 shares of Common Stock.

(6)	Dennis Dougherty, a director of the Company, is a principal of a control person of Intersouth Partners VII, L.P.

B-1

Schedule C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Common Stock by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock currently; (ii) each of our current directors; (iii) each of our current named executive officers; and (iv) all of our current executive officers and directors as a group. Ownership information is set forth as of February 12, 2014. Unless otherwise noted, each of the following disclaims any beneficial ownership of the shares, except to the extent of his, her or its pecuniary interest, if any, in such shares. Unless otherwise indicated, the mailing address of each individual is c/o TransEnterix, Inc., 635 Davis Drive, Suite 300, Morrisville, NC 27560.

	As of February 12, 2014
Name and Address of Beneficial Owner	Number of Shares of Common Stock (1)	Percentage of Outstanding Common Shares (2)
Paul LaViolette (3)	34,002,689	13.9%
David Milne (4)	33,983,464	13.9%
William N. Starling (5)	28,165,414	11.5%
Jane H. Hsiao, Ph.D., MBA (6)(20)	24,476,151	9.9%
Phillip Frost, M.D. (7)(13)(20)	21,802,346	8.9%
Dennis J. Dougherty (8)	17,615,990	7.2%
Todd M. Pope (9)	4,040,187	1.7%
Richard M. Mueller (10)	1,756,923	*
Richard C. Pfenniger, Jr. (11)	357,000	*
Joseph P. Slattery	250,000	*
Aftab R. Kherani, M.D.	0	*
All Executive Officers and Directors as a group (11 persons) (12)	132,466,700	52.2%
Frost Gamma Investments Trust (13)	21,542,346	8.8%
Aisling Capital III, L.P. (14)	36,490,260	14.9%
SV Life Sciences Fund (15)	33,983,464	13.9%
Synergy Life Science Partners, L.P. (16)	27,448,207	10.4%
StepStone Funds (17)	17,402,565	7.1%
Intersouth Partners VII, L.P. (18)	17,615,990	7.2%
Quaker Bioventures II, L.P (19)	12,582,848	5.2%

*	Less than 1%.
(1)

A person is deemed to be the beneficial owner of shares of Common Stock underlying options and warrants held by that person that are exercisable as of February 12, 2014 or that will become exercisable within sixty (60) days thereafter.

(2)

Based on 244,272,728 shares of Common Stock outstanding as of February 12, 2014. Each beneficial owner’s percentage ownership is determined assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable as of February 12, 2014 or that will become exercisable within 60 days thereafter have been exercised into Common Stock. The additional shares resulting from such exercise are included in both the numerator and denominator for such beneficial owner for purposes of their calculation.

C-1

Schedule C

(3)

Includes 33,045,287 shares held by SV Life Sciences Fund IV, L.P. and 938,177 shares held by SV Life Sciences Fund IV Strategic Partners, L.P. Paul LaViolette is a partner of SVLSF IV, LLC, a control person of both SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P. Also includes options to purchase 19,225 shares of Common Stock.

(4)

Includes 33,045,287 shares held by SV Life Sciences Fund IV, L.P. and 938,177 shares held by SV Life Sciences Fund IV Strategic Partners, L.P. David Milne is a managing partner of SVLSF IV, LLC. a control person of both SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

(5)

Includes 25,487,597 shares of Common Stock held by Synergy Life Science Partners, L.P., and 1,960,610 shares of Common Stock held by Synecor, L.L.C. William N. Starling is a managing director of Synergy Life Science Partners, L.P. and the chief executive officer of Synecor, L.L.C. Also includes options to purchase 18,020 shares of Common Stock.

(6)

Includes options to purchase 375,000 shares of Common Stock, and warrants to acquire 2,000,000 shares of Common Stock. Dr. Hsiao’s Common Stock holdings also include beneficial ownership of shares held by Hsu Gamma Investments, L.P. (“Hsu Gamma”), which holds 6,288,470 shares of Common Stock. Dr. Hsiao is the general partner of Hsu Gamma.

(7)	Includes options to purchase 260,000 shares of Common Stock and beneficial ownership of shares held by Frost Gamma Investments Trust (see note 13).
(8)	Consists of 17,615,990 shares of Common Stock held by Intersouth Partners VII, L.P. Dennis Dougherty is a principal of a control person of Intersouth Partners VII, L.P.
(9)	Consists of options to purchase 4,040,187 shares of Common Stock.
(10)	Consists of options to purchase 1,756,923 shares of Common Stock.
(11)	Includes options to purchase 117,000 shares of Common Stock.
(12)	Includes options to purchase 6,586,355 shares of Common Stock and warrants to purchase 3,000,000 shares of Common Stock.
(13)

Frost Gamma Investments Trust holds 20,542,346 shares of Common Stock and warrants to purchase 1,000,000 shares of Common Stock. Dr. Phillip Frost is the trustee, and Frost Gamma Limited Partnership is the sole and exclusive beneficiary, of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(14)

The address of Aisling Capital III, LP is 888 Seventh Avenue, 30th Floor, New York, NY 10106. Based on information made available to the Company and on the Schedule 13D filings made by Aisling Capital III, LP, Steve Elms, Dennis Purcell and Andrew Schiff share voting and investment control over the shares of Common Stock held by Aisling Capital III, LP.

(15)

Consists of 33,045,287 shares held by SV Life Sciences Fund IV, L.P. and 938,177 shares held by SV Life Sciences Fund IV Strategic Partners, L.P. The address of each of SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P. and SVLSF IV, LLC, their control person, is One Boston Place Suite 3900, 201 Washington Street, Boston, MA 02108. Based on information made available to the Company and on the Schedule 13G filings made by SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P., David Milne shares voting and investment control over the shares of Common Stock owned by such entities.

(16)

Consists of 25,487,597 shares of Common Stock held by Synergy Life Science Partners, L.P., and 1,960,610 shares of Common Stock held by Synecor, L.L.C. The address of each of Synergy Life Science Fund and Synecor, L.L.C. is 3284 Alpine Road, Portola Valley, CA 94028. Based on information made available to the Company and on the Schedule 13D filings made by these entities, William N. Starling, Richard S. Stack and Mudit K. Jain share voting and investment control over the shares of Common Stock held by such entities.

(17)

The address of the StepStone Funds is 4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122. Based on information made available to the Company and on the Schedule 13G filings made by the StepStone Funds with the SEC with respect to the Company’s shares, the StepStone Funds consist of

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Schedule C

StepStone Pioneer Capital Buyout Fund II, L.P., StepStone Pioneer Capital II, L.P., and StepStone-SYN Investments, L.L.L.P.; no individuals are identified as having or sharing voting or investment control over the shares of Common Stock owned by the StepStone Funds.
(18)

The address of Intersouth Partners VII, L.P. is 102 City Hall Plaza, Suite 200, Durham, NC 27701. Based on information made available to the Company and on the Schedule 13G filings made by Intersouth Partners VII, L.P., Dennis J. Dougherty and Mitch Mumma share voting and investment power over the shares of Common Stock held by such entity.

(19)

The address of Quaker Bioventures II, L.P is 2929 Arch Street, Philadelphia, PA 19104. Based on the Schedule 13G filed by this entity on February 13, 2014, no individuals are identified as having or sharing voting or investment control over the shares of Common Stock held by such entity.

(20)	The address of this stockholder is 4400 Biscayne Blvd, Miami, FL 33137.

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